November 8, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re:   Neoview Holdings Inc. (the "Company")
Amendment No. 3 - Form SB-2 Registration Statement, File No. 333-122557

Further to your letter dated September 19, 2005, enclosed please a red-tagged copy of Amendment No. 3 to the Form SB-2 Registration Statement, including exhibits, filed with you by Edgar. We also enclose a hard copy of both the clean and blacklined SB-2 as a courtesy. Unaudited financial statements for the three-month period ended August 31, 2005 are included in this Amendment #3 to the Form SB-2.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your September 19, 2005 letter:

General

  Pursuant to Rule 310 of Regulation S-T of the Securities Act, a marked copy of amendment #1 and amendment #2 have been filed via Edgar.

  Because our business will use the Internet as the primary medium to conduct our business transactions, our success is dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce, page 7

  It is revised accordingly.

  Growth of Internet Usage in China, page 15

  It is clarified accordingly and attached herewith.

  Changes in and disagreements with Accountants, page 29

  As per your comment, the disclosures required by Item 304 of Regulation S-B for the change in independent accountants are provided.

  Report of Independent Registered Public Accounting Firm (Ernst & Young LLP)

  It is revised accordingly.

  Financial statements for the period ended May 31, 2005

  The Edgar conversion appears to alter the column headings. Therefore we have provided the financial statements are provided in a "picture" format to eliminate this problem.

  Notes to Financial Statements

  General

  The fiscal year end of May 31 is provided in a note to the financial statements.

  Item 26. Recent Sales of Unregistered Securities, page 34

  It is disclosed accordingly.

  Exhibits

  The form of subscription agreement is filed as an Exhibit, as requested.

If you have any other questions, please do not hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per:

/s/ Ailin Wan

dlm
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